HyperSciences, Inc.



ANNUAL REPORT

2311 E Main Ave, Suite 200

Spokane, WA 99202

(509) 443-5746

https://www.hypersciences.com/

This Annual Report is dated May 5, 2025.

BUSINESS

Corporation History and Background

HyperSciences, Inc. was incorporated in Delaware on October 13, 2014. HyperSciences was formed to focus on utilizing Ram accelerator technology in non-spaceflight applications (below the Kármán line). We participated in a non-equity, sponsored research contract from the Shell GameChanger™ Program.

Today, HyperSciences seeks to apply hypervelocity accelerators and robotic automation technologies towards some of the most challenging problems in energy, transportation, materials production, flight and defense. As of December 31, 2024, HyperSciences has accepted convertible note funding, completed Regulation A, CF, and D offerings with Series A and B Preferred Stock, and closed two SAFE financing rounds.

Technology

HyperSciences is an exclusive licensee of Ram accelerator tech, which was invented at the University of Washington and uses industrial gases to repeatedly propel cost-efficient projectiles at hypersonic speeds. Since 2019, we've utilized Ram in our scalable HyperCore™ technology to efficiently break and pulverize rock safer, faster and at a lower cost than best-in-class rotary cutting or drill-and-blast technologies. In the future, this will enable us to access hard-to-reach geothermal deposits, clear the way for high-speed underground transit, and extract hard rock base metals, precious metals, as well as rare earth materials in a faster, more cost-effective way that has a lower environmental footprint by replacing historically slower and more destructive processes.

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Our Products

HyperSciences plans to market our products via an Equipment-As-A-Service model, supported by sales of consumable projectiles for use in all HyperCore-based systems. The following main applications utilize the HyperCore™ technology:

HyperCore 50 and HyperCore 100 and HyperCore 150

A 50mm (2"), 100mm (4") and 150mm (6") bore diameter inner tube that can be vertically or horizontally integrated into existing equipment to enable rapid and efficient energy deposition, such as rock breaking. The high velocity dense impactors interact at impact with the target rock formations in high speed "Hydro-elastic" events where rock and projectile impactor collide in a fluid-like manner in millisecond time frames pulverizing the target mine or tunnel rock very efficiently and also pulverizing the impactor-projectile at the same time. This high-speed impact rock breaking is one of the most energy efficient methods of rock breaking.

Hyper Tunneling Boring and Mining System (HTBM™)

A robotic mining and tunneling solution that uses continuous repetitive projectile impacts and eliminates the need for dangerous explosives. Specifically developed for underground tunneling and mining, this application of HyperCore technology includes robotic steering and acoustic damping. The HTBM systems with multiple Hyper 1 and/or HyperCore 2 barrels have been estimated to deliver pulverized rock ready to convey at speeds 5-10X faster than traditional drill and blast and at a 50% reduced direct cost compared to traditional explosive drill and blast and faster and with lower capital expense compared to traditional tunnel boring machines.

HyperDrill™

A downhole tool that is a substantial enhancement to, and yet compatible with, existing drilling systems. This non-intrusive "plug and play" approach reduces the time, cost and adoption friction for existing operators and service providers. HyperDrill offers 3 - 10X ROP (rate of penetration) improvements when compared with best in-class conventional rotary drills. Third-party testing confirms HyperSciences saves over 50% in drilling rig days and can net savings of over $1.5M per well in traditional environments and $4-$7M per well in hard-rock offshore environments. The HyperDrill is seen as a future offering for mineral and energy exploration.

Energy Anywhere™ Geothermal

Couples our HyperDrill technology with power plants for a baseload power operation that is superior to solar/wind and competitive with gas-turbine electricity generation.

HyperDrone™

A land or sea-based high altitude drone launch service for communication, Earth observation, and hypersonic propulsion testing markets. Encapsulated inside HyperSciences' proprietary projectiles and sent through a modified HyperCore tubular launch system, it can quickly deliver communication equipment and aeronautical drones (helium balloons, solar-winged vehicles, SCRAMJET test vehicles) to extreme altitude without rocket propulsion. We plan to structure HyperDrone pricing to allow for a higher per-projectile profit margin vs HyperCore.

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Officer Disclosure

The Officers of the Company currently also split their time between multiple related and non-related entities. All of the officers currently dedicate a minimum of 40 hours per week to HyperSciences and receive a salary. Please refer to the Directors, Executive Officers and Employees section and our Risk Factors for more details.

Previous Offerings

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $9,209,233.99
Number of Securities Sold: 2,398,238
Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Dates: September 18, 2018 - May 08, 2019
Date: May 08, 2019
Offering exemption relied upon: Regulation A+

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $2,558,584.32
Number of Securities Sold: 666,298
Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Offering 5/23/2019 to current.
Date: May 23, 2019
Offering exemption relied upon: 506(c)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,858,467.80
Number of Securities Sold: 639,603
Use of proceeds: The Company issued the shares of Series A Preferred Stock in exchange for the cancellation of indebtedness in the amount of $1,858,467.80 of principal and accrued interest. Date: February 29, 2020 - May 31, 2020.
Date: May 31, 2020
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,043,408.64
Number of Securities Sold: 271,721
Use of proceeds: Promoting HyperSciences and its products and services; research and development work directed toward the innovation, introduction, and improvement of products and processes; personnel costs needed to run the company including payroll taxes and benefits; business operations are the daily costs to run the company outside of personnel expenses; these funds will be set aside as reserve in a cash account; legal and other accounting fees.
Date: February 01, 2021
Offering exemption relied upon: Regulation CF

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Name: 2021-22 SAFE Offering
Type of security sold: SAFE
Final amount sold: $1,252,400.00
Use of proceeds: Operating expenses
Date: December 31, 2021
Offering exemption relied upon: 506(c)

Name: Series B-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,252,400.00
Number of Securities Sold: 161,057
Use of proceeds: Conversion of outstanding SAFEs, ongoing research and development, and payroll.
Date: March 23, 2022
Offering exemption relied upon: 506(c)

Name: Series B-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $407,326.32
Number of Securities Sold: 41,916
Use of proceeds: Promoting HyperSciences and its products and services; research and development work directed toward the innovation, introduction, and improvement of products and processes; personnel costs needed to run the company including payroll taxes and benefits; business operations are the daily costs to run the company outside of personnel expenses; legal and other accounting fees.
Date: September 28, 2022
Offering exemption relied upon: Regulation CF

Name: Series B-2A Preferred Stock
Type of security sold: Equity
Amount sold as of April 24, 2023: $551,298.96
Number of Securities Sold: 56,718
Use of proceeds: Ongoing research and development and payroll.
Offering exemption relied upon: 506(c) and 3(a)(9)

Name: 2023 SAFE Offering
Type of security sold: SAFE
Final amount sold: $925,000.00
Use of proceeds: Operating expenses
Date: May 11, 2023
Offering exemption relied upon: 506(c)

Name: 2023-24 Convertible Note Offering (506(b))
Type of security sold: Convertible Promissory Notes
Final amount sold: $190,000
Date: December 15, 2023
Offering exemption relied upon: 506(b)

Name: 2024 Convertible Note Offering (506(c))
Type of security sold: Convertible Promissory Notes

Amount sold as of May 1, 2025: $290,000
Date: February 14, 2024
Offering exemption relied upon: 506(c)

Name: 2024 Debt Repayment Common Offering
Type of security sold: Equity
Final amount sold: $149,348.70
Use of proceeds: Conversion of debt
Date: March 11, 2024
Offering exemption relied upon: 4(a)(2)

Name: 2024-25 Convertible Note Offering (506(b))
Type of security sold: Convertible Promissory Notes
Amount sold as of May 1, 2025: $580,000.00
Date: December 18, 2024
Offering exemption relied upon: 506(b)

HyperSciences continues to lead development of dual-use hypervelocity systems through 2024, with major milestones achieved across energy, mining, and aerospace sectors. Notably, the company has successfully transitioned to operating a fully commissioned Baffle Tube Ram Accelerator (BTRA) test facility and reached free-flight testing speeds in excess of Mach 2, with upgrades underway to enable Mach 5+.

In the mining and energy verticals, HyperSciences advanced technology and field preparations for a ram accelerated 50-shot industrial rock-breaking demonstration with a major mining partner. The upgraded HyperMine test facility is now preparing for sustaining high-speed rock impact shots at 1/3 tonne per projectile, setting the stage for rapid commercialization of HyperCore-based systems for tunneling, geothermal drilling, and rare earth extraction.

On the aerospace and defense front, HyperSciences launched a U.S. Department of Defense (DoD) contract in early 2025, following a $1.7M obligation awarded in late 2024 and signed in January 2025. HyperSciences and its wholly owned subsidiary General Hypersonics, formed in 2024, also secured a $40,000 NSIN Navy Crane Hypersonics award, highlighting federal interest in the company's cost-effective testing platform. Letters of intent (LOIs) are in place between HyperSciences, Pipeline2Space, and General Hypersonics to share intellectual property rights below and above the 100 km threshold for space and suborbital defense-use cases.

HyperSciences expects that these dual commercial and government market applications will support its near-term goals of completing the 50-shot demo, securing new contracts, and preparing for a planned IPO.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding, except for this Annual report being filed approximately five (5) days late.

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MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results - 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenue

During the annual period ended December 31, 2024, the Company had $100,000 in revenue, compared to $500,000 in revenue for the year ending December 31, 2023. During the year ended December 31, 2024, revenue from one customer comprised 100% of the Company's total revenue. There was nothing of accounts receivable as of December 31, 2024, and December 31, 2023, respectively.

Gross Margins

The Company had net losses of approximately $1,599,741.57 (estimated) and $1,921,788.00 (audited) during the years ended December 31, 2024, and December 31, 2023, respectively.

Expenses

The additional losses from operations in the year ended December 31, 2024, were largely attributed to research and development, continuing patent prosecution, personnel expenses, and professional fees related to continued product development and fundraising efforts of the Company. Total net expense related to research and development was approximately $965,000 (estimated) and $950,361 (audited) for the years ended December 31, 2024 and 2023, respectively. Additionally, there was interest expense from outstanding notes of $234,688 (estimated) and $289,416(audited) for the two years ended December 31, 2024, and December 31, 2023, respectively. The note was negotiated with majority noteholder and modified (lowered) from an increasing interest rate to a fixed 20% annual interest rate.

Historical results and cash flows:

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds and a joint development agreement to maintain its operations and develop the Company's business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional financing will be available on terms acceptable to the Company. In addition, the Company is seeking to secure customer contracts for services and development of tools.

The Company conducted a Regulation D SAFE financing at the end of 2021, with the primary use of funds being used towards ongoing operations. The Company entered into that certain Amendment to Note Purchase Agreement and Convertible Notes with certain holders of outstanding convertible notes dated February 14, 2020, in which ten [10] of the thirteen [13] note holders agreed to full or partial Note Conversion, which retired over 60% of outstanding principal and accrued interest associated with convertible notes that were outstanding as of

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December 31, 2019, and note holders agreed to not declare remaining convertible notes in default until at least June 14, 2020. The Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes dated January 11, 2021, in which the interest rate was scheduled to increase 2% every 3 months with the current interest rate at 34% and note holders agreed to not declare remaining convertible notes in default prior to November 1, 2021. As of December 31, 2023, the principal and accrued interest amounts outstanding on the remaining convertible notes was approximately $1,663,281. On April 22,2024, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes, in which the interest rate is set at 20% starting April 1, 2024, and the note holders agreed to not declare the remaining convertible notes in default prior to March 31, 2025. As of December 31, 2024, the principal and accrued interest amounts outstanding on the remaining convertible notes is approximately $1,993,865 (estimated). To date, the notes have not been declared to be in default.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $5,246.27. At December 31, 2023, the Company had cash of $90,916.00. The Company intends to raise additional funds through an equity financing. *See below for recent information on current financings (2025)*

Debt

Creditor: Outstanding Notes
Amount of Principal Owed: $912,062
Interest Rate: 20.0% as of December 31, 2024
Maturity Date: January 31, 2017
Amount Owed: $ $1,993,865 (as of December 31, 2023) Upon maturity, the notes ceased to be convertible into equity. The remaining balance of these notes, including the principal and accrued interest, remain outstanding. To date, the notes have not been declared to be in default.

Debt

Creditor: Outstanding Note
Amount of Principal Owed: $100,000
Interest Rate: 15.0%
Maturity Date: June 30, 2024
Amount Owed: $[100,000 + interest] (as of December 31, 2024) The remaining balance of this note, including the principal and accrued interest, remain outstanding. To date, the note has not been declared to be in default.

Debt

Creditor: Outstanding Notes
Amount of Principal Owed: $40,000 as of December 31, 2024
Interest Rate: 10.0%
Maturity Date: December 31, 2024
Amount Owed: $40,000 plus nominal interest- The remaining balance of these notes, including the principal and accrued interest, remain outstanding. To date, the notes have not been declared to be in default.

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Debt

Creditor: Outstanding Notes
Amount of Principal Owed: $80,000 as of December 31, 2024
Interest Rate: 10.0%
Maturity Date: December 18, 2026
Amount Owed: $[80,000 plus interest]- The remaining balance of these notes, including the principal and accrued interest, remain outstanding. To date, the notes have not been declared to be in default.

Debt

Creditor: Outstanding Notes
Amount of Principal Owed: $500,000 as of December 31, 2024
Interest Rate: 10.0%
Maturity Date: January 24, 2027
Amount Owed: $[500,000 plus interest]- The remaining balance of these notes, including the principal and accrued interest, remain outstanding. To date, the notes have not been declared to be in default.

In 2024, HyperSciences operated with lean monthly expenses (approximately $100,000/mo burn rate) while advancing both government and industrial contract execution. As of Q4 2024, the company finalized its Department of Defense (DoD) contract, signed in January of 2025 and began test operations at the upgraded HyperMine Lab, while also preparing for the 50-shot demo project with its major mining customer by operating at the leased mining facility near Spokane, WA.

Funding during 2024 included over $500,000 raised via Reg D 506(b and c) offerings and $800,000 under a SAFE round for General Hypersonics. HyperSciences, Pipeline2Space, and General Hypersonics also utilized an intercompany loan structure to efficiently allocate resources and retain key engineering talent operating under HyperSciences management and control.

The company closed the year (2024) with one active government contract ready for signature and one industrial contract, and additional DoD proposals submitted via its subsidiary, General Hypersonics.

Looking forward, HyperSciences aims to complete the 50-shot field trial, secure additional strategic and DOD contracts, and advance its public listing preparation while ensuring continued execution of its DoD obligations.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

HyperSciences currently has approximately 7 employees. Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Russell, PE

   Mark Russell, PE's current primary role is with the Issuer.

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Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President and Director
Dates of Service: October 13, 2014 - Present
Responsibilities: Mark has led Ram accelerator developments for EnergeticX.net, L.L.C. through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present. Mark dedicates a minimum of 40 hours per week to HyperSciences and receives a salary of $345,000 per year.

Other business experience in the past three years:

Employer: Cycle Fund, LLC
Title: Manager
Dates of Service: January 23, 2013 - Present
Responsibilities: Managing member/Owner. Mark spends less than an hour of his time on Cycle Fund per month and does not receive a salary. There is no relationship with HyperSciences. There are no day-to-day operations for this entity.

Other business experience in the past three years:

Employer: EnergeticX.net, L.L.C.
Title: Manager
Dates of Service: February 01, 2010 - Present
Responsibilities: Managing Member. No salary. Mark works one hour every other week for EnergeticX.net. Mark handles the day-to-day workload for this company. EnergeticX.net is HyperSciences' largest, but not majority, shareholder.

Other business experience in the past three years:

Employer: Rocket Man, LLC
Title: Manager
Dates of Service: March 03, 2017 - Present
Responsibilities: Managing Member. Mark spends less than an hour per month of his time on Rocket Man and does not receive a salary. There is no relationship between Rocket Man and HyperSciences. There are no day-to-day operations for this entity.

Other business experience in the past three years:

Employer: Pipeline2Space, Inc.
Title: CEO, Director & Founder
Dates of Service: August 01, 2014 - Present
Responsibilities: Mark continues long-term development of similar, but much longer accelerator aerospace technology to launch small spacecraft (and later much larger) to lofted trajectories for single or multiple stage orbital insertion. Estimated salary of $151,197.60. Pipeline2Space is a sister company to HyperSciences in that EnergeticX.net owns the bulk of Pipeline2Space's shares. Mark works an additional 15 hours a week for Pipeline2Space. He handles the day-to-day workload for this entity.

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Other business experience in the past three years:

Employer: Celestial Growth Corp.
Title: Director
Dates of Service: June 10, 2022 - Present
Responsibilities: Advisor to CEO and Board of Directors

Name: Charles Russell

Charles Russell's current primary role is with Mega Tech Metals LLC. Charles Russell currently serves 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April 01, 2015 - Present
Responsibilities: Charles was one of the first investors in the commercialization of the RAMAC technology. Charles does not currently receive compensation for these services.

Other business experience in the past three years:

Employer: Mega Tech Metals LLC
Title: Owner/Manager
Dates of Service: July 21, 2020 – Present
Responsibilities: Managing member

Name: Michael McSherry

Michael McSherry's current primary role is with Xealth. Michael McSherry currently serves 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April 01, 2015 - Present
Responsibilities: Mr. McSherry serves on the Board of Directors. He does not receive any compensation for his role.

Other business experience in the past three years:

Employer: Xealth
Title: CEO
Dates of Service: January 01, 2017 - Present
Responsibilities: Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today. Xealth raised $8.5m from DFJ + Providence, UPMC, Hennepin & Froedtert health systems in June '17 to expand its platform to dozens of use cases and additional Provider health systems.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our capital stock, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: EnergeticX.net, L.L.C. (The LLC is managed by Mark Russell, Mark Russell and Victoria Russell, married, own 70%, Charles Russell owns 20%, and Mary K. Russell owns 10%)
Amount and nature of Beneficial ownership: 3,708,092
Percent of class: 65.47

RELATED PARTY TRANSACTIONS

Name of Entity: EnergeticX.net, L.L.C.
Names of 20% owners: Mark and Victoria Russell, and Charles Russell
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: EnergeticX.net, L.L.C. ("EGX") is the largest shareholder of HyperSciences.
Material Terms:
The Company does pay to EGX for certain reimbursements for software and rent associated with Company's operations. EGX periodically advances funds to Company for day-to-day operations. These advances are non-interest bearing and payable on demand. The total amounts owed to EGX for the years ended December 31, 2024 and 2023 was $157,318 and $52,350 respectively.

Name of Entity: Match Hit Pvt. Ltd
Names of 20% owners: Charles Russell
Relationship to Company: Charles Russell is a Director of HyperSciences and 20% Owner of EnergeticX.net, L.L.C. and owns part of Match Hit Pvt. Ltd and is a Director.
Nature / amount of interest in the transaction: The Company entered into a non-binding term sheet with Match Hit Pvt. Ltd., a company partially owned by Charles Russell, on December 11, 2019. On June 2, 2021, the Company entered into a Binding Memorandum of Understanding with Match Hit Pvt. Ltd. and Charles Russell. Amendment No. 1 to the MOU was executed with an effective date of December 31, 2022, that extended the period to exercise the option at no additional cost, to June 30, 2023. Amendment No. 2 to the MOU was executed with an effective date of June 30, 2023 that extended the period to exercise the option indefinitely, terminated the Net Smelter Royalty completely, and extinguished the receivable due from Match Hit in the amount of $14,056 for amounts it paid for on its behalf as well as accrued interest.
Material Terms: The Memorandum of Understanding grants the Company the option to acquire up to 15% of the fully diluted capital stock of Match Hit in consideration for advances paid up to June 2, 2021. HyperSciences continues in 2025 to invest into MatchHit project at the rate of approximately $7500-$10000/mo to advance mine development and exploration operations.

Name of Entity: Pipeline2Space, Inc.
Names of 20% owners: EnergeticX.net, L.L.C.
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company entered into a services agreement with Pipeline2Space, Inc. for certain collaborative research and development services to P2S in exchange for a flat monthly fee.
Material Terms: The services agreement provided for P2S to pay Company $100,000 a month for collaborative research and development activities. P2S paid Company $600,000 during 2022 and $100,000 during 2023 which was recognized as a contra-research and development expense in the consolidated statement of operations for 2022 and 2023.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series B-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2A Preferred Stock, and Series B Blank Check Preferred Stock. All share numbers included in this section are as of December 31, 2023.

Common Stock

The amount of security authorized is 16,500,000 with a total of 6,724,336 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

Shares Outstanding

The outstanding 6,724,336 shares of Common Stock listed includes the following:

1. The Company has granted outstanding warrants to purchase 37,086 shares of Common Stock.

2. The Company has granted outstanding stock options for 520,007 shares of Common Stock pursuant to the 2015 Equity Incentive Plan.

3. The Company has an additional 503,783 shares of Common Stock that are reserved for issuance pursuant to the 2015 Equity Incentive Plan.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, paid to the holders of Common Stock based on the number of shares held. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of then outstanding Preferred Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Series A Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,975,906 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series A Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Dividends may only be declared by the Board of Directors and, when, as, and if, declared by the Board, such declaration must be approved by the affirmative written consent of holders of a majority of outstanding Series A Preferred Stock. Any and all dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock then outstanding on a pari passu basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock pursuant to the Company's Amended and Restated Certificate of Incorporation. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required by the holders of a majority of outstanding Series A Preferred Stock) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount received by such other class or series of capital stock of the Corporation.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of

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such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series A Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or (ii) the amount each share of Series A Preferred Stock would be entitled to receive if all shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to Article V, Section 1 of the Company's Amended and Restated Certificate of Incorporation.

The Series A Preferred Stockholders are entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Rights and Preferences

The Series A Preferred Stock is convertible into the Common Stock of the Company as provided by Article V of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series A Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by Series A Conversion Price $3.84 per share. The Series A Conversion Price will be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series A Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article V, Section 3 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in conjunction with the listing of shares of Common Stock on a securities exchange or pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") in either case resulting in at least $2,500,000 in proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (ii) upon the receipt by the Company of a written request for such conversion. The Amended and Restated Certificate of Incorporation (the form of which is filed as an Exhibit to the Offering Statement of which this Offering Circular forms a part) provides that a majority of the holders of Preferred Stock voting as a single class and on an as-converted basis may make such request.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to most third parties.

Preemptive Rights

Under the Investor Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds at least 13,021 shares) will have additional information rights and the ability to invest in future financings on a pro rata basis. Holders of our Preferred Stock have a right of first refusal to purchase shares in new securities the Company may propose to sell after the date of that agreement. The additional information rights and right of first refusal and co-sale will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for up to 215 days following the effective date of the registration statement.

As long as the agreements are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than $3.84.

Dispute Resolution

Holders of Series A Preferred Stock agree to resolve disputes arising under the Series A Preferred Subscription Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws or (iv) any

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action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Series B-2 Preferred Stock

The amount of security authorized is 418,000 with a total of 42,776 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below. Shares of B-2 Preferred Stock that are issued pursuant to this offering will be subject to a voting proxy granting the CEO of the Company the right to vote such shares on behalf of the purchaser.

Material Rights

Preferred Stock Agreements

By subscribing to the Offering and executing the Company's Subscription Agreement, Investors in this offering are agreeing to join as a party that is designated as an "Investor" in the Company Preferred Stock Agreements and to accept and comply with the terms of the following agreements: (i) the Amended and Restated Investors' Rights Agreement of the Company, which is included in Exhibit F of the Offering Memorandum; (ii) the Amended and Restated Right of First Refusal & Co-Sale Agreement, which is included in Exhibit F of the Offering Memorandum; and (iii) the Amended and Restated Voting Agreement, which is attached in Exhibit F of the Offering Memorandum, each by and between the Company and the stockholders that are or subsequently become a party thereto (collectively, the "Preferred Stock Agreements"). An Investor in this offering confirms that the Investor has reviewed the Preferred Stock Agreements and will be bound by the terms thereof as a party who is designated as an Investor" thereunder.

The Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-2A Preferred Stock, and any authorized shares of preferred stock designated pursuant to a Series B Preferred Stock Designation (as defined in Article IV(B) of the Amended and Restated Certificate are collectively referred to herein as the "Series B Preferred Stock." The "Preferred Stock" refers to the Series A Preferred Stock and the Series B Preferred stock.

Voting Rights of Securities Sold in the Reg CF Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends out of legally available assets, when, as, and if, declared by the Board of Directors in preference to any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series B Preferred Stock (including the Series B-2 Preferred Stock), in equal priority regardless of sub-series, are entitled to liquidation preference superior to holders of the Series A Preferred Stock and the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock and the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series B Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series B Preferred Stock or (ii) the amount each share of Series B Preferred Stock would be entitled to receive if all shares of Series B Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed in proportion to the respective amounts which would otherwise be payable in

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respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series B-2 Preferred Stockholders are entitled to a liquidation preference at the Series B Preferred Original Issue Price of $9.7200 per share.

Rights and Preferences

The Series B Preferred Stock (including the Series B-2 Preferred Stock) is convertible into the Common Stock of the Company as provided by Article IV(B), Section 4 of the Amended and Restated Certificate of Incorporation. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series B Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by the Conversion Price (as defined in the Amended and Restated Certificate of Incorporation), initially equal to the applicable Original Issue Price. The Conversion Price may be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series B Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article IV(B), Section 5.1 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price, (ii) the effectiveness of a Form 8-A short-form registration statement with respect to the Company's Common Stock unless the Board of Directors elects to waive the occurrence of such event, or (iii) upon the receipt by the Company of a written request for such conversion by a majority of the holders of Preferred Stock voting as a single class on an as-converted basis.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to certain third parties.

Preemptive Rights

Under the Investors' Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds Preferred Stock with an aggregate Original Issue Price of at least $50,000) will have additional information rights and the ability to invest in future financings on a pro rata basis, provided, that such right only applies to future offerings of Series B Preferred Stock in the event the price per share is less than the Series B-2 Preferred Stock Original Issue Price. The additional information rights and right of first offer will end if the Company makes an initial public offering.

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Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for a period of up to one hundred eighty (180) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto).

As long as the Investors' Rights Agreement, Right of First Refusal & Co-Sale Agreement, and Voting Agreement are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series B Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series B Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than the applicable original issue price.

Dispute Resolution

Holders of Series B Preferred Stock agree to resolve disputes arising under the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in the U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

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Series B-1 Preferred Stock

The amount of security authorized is 162,000 with a total of 161,057 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The material rights of the Series B-1 Preferred Stock are the same as all other shares of Series B Preferred Stock, except the applicable original issue price is $7.7760. The outstanding Series B-1 Preferred Stock was issued upon the automatic conversion of certain Simple Agreements for Future Equity.

Series B-2A Preferred Stock

The amount of security authorized is 257,201 with a total of 56,718 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The material rights of the Series B-2A Preferred Stock are the same as all other shares of Series B Preferred Stock, except the applicable original issue price is $9.7200.

The Series B-2A Preferred Stock was designated by the Board of Directors pursuant to a Series B Preferred Stock Designation (as defined in Article IV(B) of the Amended and Restated Certificate of Incorporation).

Series B Blank Check Preferred Stock

The amount of security authorized is 3,362,799 with a total of 0 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

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Material Rights

The Board of Directors of the Corporation is authorized to designate and determine the original issue price with respect to any wholly unissued series of Blank Check Series B Preferred Stock (as defined in Article IV(B) of the Amended and Restated Certificate of Incorporation) (and such designated shares are referred to herein as a "Series B Preferred Stock Designation"), provided the applicable original issue price with respect to such designated Blank Check Series B Preferred Stock must be no greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares.

The 3,362,799 authorized but undesignated shares of Blank Check Series B Preferred Stock excludes the 257,201 shares of Series B-2A Preferred Stock that were designated by the Board of Directors pursuant to a Series B Preferred Stock Designation.

The material rights of any Series B Preferred Stock designation are the same as all other shares of Series B Preferred Stock, except the applicable original issue price must be no greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the Reg CF offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Minority Holder; Securities with Voting Rights

The Series B Preferred Stock has voting rights attached. However, holders of Series B Preferred Stock are part of the minority stockholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as their voting proxy (the Investor Proxy Agreement"). Investors subject to the Investor Proxy Agreement are trusting in management discretion in making good business decisions that will grow their investment. Furthermore, in the event of a liquidation of our company, holders of Series B Preferred Stock will only be paid out if there is any cash remaining after all of the creditors of the company have been paid out.

Going Concern Opinion

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, as it has done since its first 2017 audit and is typical of companies at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.

The Company was formed as a Delaware corporation on October 13, 2014, and has received revenue relating only to the Company's contracts with Shell Oil and its other Joint Industry Project partners. We expect to incur operating losses until our technology trials have concluded

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and contracts are signed with customers. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our technology, products and/or systems in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HyperSciences has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

<u>The Company needs capital to achieve its technology development and business goals.</u>

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and revenues generated from sales, of which there is no assurance, may not be sufficient to fund our continuing operations and/or our planned growth. We will require significant amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our testing and development efforts and we might have to enter into collaborations that could require us to share some rights to our product candidates. We expect we may require additional capital after the offering. Management has the choice to seek many forms of financings, and may choose to seek to sell additional equity or debt securities, or both, or incur other indebtedness. The incurrence of indebtedness could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research, development and commercialization efforts. This could harm our business, prospects and financial condition. Any additional capital raised through the sale of equity (or convertible debt securities) will dilute the ownership percentage of our stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of stockholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

<u>The Company is reliant on the successful development of its own proprietary technology and products.</u>

The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of HyperCore™ and other HyperSciences' technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. Our inability to effectively and timely develop our proprietary technologies and products and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

Some technologies are relatively new and unproven.

Some of HyperSciences' technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.

Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of our customers; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

The Company relies on intellectual property rights it has licensed and additional intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent HyperSciences' practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could open HyperSciences up to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.

The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

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Competitive technologies could limit our ability to successfully deploy our technologies.

Existing technologies or new technologies that are subsequently developed and released, may render HyperSciences' technologies obsolete or prevent adoption in the relevant industries. Such competition could adversely affect our business and market share.

Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.

Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

Existing agreements impose restrictions and requirements that may limit HyperSciences' ability to exploit and commercialize its intellectual property.

The Exclusive Patent License Agreement between the Company and University of Washington dated March 13, 2015, (the "UW License Agreement") only grants rights to HyperSciences in relation to activities and products under 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space). University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by HyperSciences; (2) pursue patents covering the "baffle-tube ram accelerator technology" included in the UW License Agreement that would be owned by UW and outside the license grant to HyperSciences in any country in which HyperSciences chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". HyperSciences also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of common stock in HyperSciences and 4,523 additional shares of common stock pursuant to certain anti-dilution rights in the UW License Agreement. The Cooperative Research Agreement with Shell International Exploration and Production, Inc. ("Shell") dated October 24, 2014, as amended, (the "Shell Agreement") imposes potential most-favored-customer obligations, potential future royalty obligations, and a contingent limited license grant to fulfill its product needs in the event HyperSciences cannot deliver such products on a timely basis.

Mark Russell may have other time demands relating to Pipeline2Space, Inc.

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Pipeline2Space, Inc.("P2S") has entered into a license agreement with the University of Washington for the same patent assets as those covered in the HyperSciences UW License Agreement, but the P2S license grants rights for applications above 100km MSL (i.e. spaceflight applications). In order to maintain its license with UW, P2S must perform certain activities relating to commercialization of the technology (the "Required P2S Activities"). In 2017, the Board of Directors (including a disinterested director) approved for Mark Russell to be engaged in the Required P2S Activities, which may limit the amount of time he devotes to the Company.

Changes to the global technology environment may negatively impact our business and our profitability.

Our products and services are intended to make conventional drilling and tunneling faster and more cost effective. We expect the industry and market to continue to change significantly in the future. Demand for oil, gas, and mineral products and the cost of those products may cause the customers that we target to reduce the demand for our products and services or the price they are willing to pay for our products and services.

New, well-funded competitors are entering the market, which may adversely affect our business.

Technology solutions and theories applicable to drilling, tunneling, mining and hypervelocity travel have recently seen increased media coverage. For instance, the Boring Company is a private company, which is, we believe, substantially owned by billionaire Elon Musk, has engaged in significant advertising efforts and may achieve commercial success. Elon Musk is a successful entrepreneur with a history of disrupting the online payment, automobile, and space launch markets. Future competitive technologies developed by The Boring Company and other companies such as Boeing or Lockheed for instance could seriously harm our business and have a material adverse effect on our business, results of operations, and financial conditions.

We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.

The oilfield services industry as well as the other industries in which we compete or plan to compete, are highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in business for many years and have well-established business contacts with companies that may be target customers of HyperSciences. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

Risks generally associated with our technology may adversely affect our business and results of operations.

Our products could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

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HyperSciences' technology and business plans may involve safety risks.

Firing projectiles at high velocities to break rocks as with similar explosive energy in mining, drilling and blasting technologies, may involve a significant potential risk to the safety of humans and property. In the event of a system malfunction, or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for HyperSciences is possible. In order to protect against such potential liability, HyperSciences has processes and safety systems engineered into its designs and also will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to negatively affect the Company's business operations or could possibly render the Company insolvent.

We are currently dependent on a few key personnel.

Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. While members of our executive management team are stockholders of the Company (in the case of Mark and Charles Russell, through EnergeticX as well as individually), and thus have an incentive to help the Company succeed, we cannot legally require any of these individuals to continue working for us and cannot assure investors that we will continue to enjoy the benefit of their services. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We have not commissioned a formal market study to assess the demand for our products and services.

We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

Some investors will have additional rights and receive additional benefits.

"Major Investors" are defined as each Investor that together with such Investor's affiliates holds shares of Preferred Stock with an original issue price (as defined in the Amended and Restated Certificate) of no less than $50,000. Subject to the terms of the Investors' Rights Agreement between the Company, the investors, and key holders named therein, Major Investors will have the right to participate pro rata in certain future offerings of securities by the Company and will have certain information and inspection rights.

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Holders of shares of our Preferred Stock must vote their shares to approve of certain future events, including our sale.

Holders of our Preferred Stock, including holders of Series B Preferred Stock, and certain key holders of our Common Stock, will be subject to a drag-along provision related to the sale of the Company. In the event the Company's Board and the holders of a majority of the Company's voting stock vote in favor of a sale of the Company, and you do not approve the sale, the President of our Company will have the power to vote your shares. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

We have broad discretion in the use of the net proceeds from the Offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds from the Crowdfunding Offering. Our management has broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Crowdfunding Offering in a manner that does not produce income or that loses value.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.

We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

There is no certainty that you will receive a return of or on your investment.

The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its

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business model, purchasers of the Shares will not realize a return of or on their investment. As a result of the uncertainty and risks associated with the Company's operations, investors may lose their entire investment in the Shares.

<u>Voting Control is in the hands of a few large stockholders.</u>

Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As a minority shareholder and a signatory to the Investor Proxy Agreement, you will not have a say in these decisions.

<u>The Russell family exercises majority control over the Board of Directors.</u>

There are three directors of the Company, Mark Russell, Charles Russell, and Michael McSherry. Mark Russell and Charles Russell are brothers and exercise majority control over decisions made by the Board of Directors.

<u>Forum Selection clauses in the Transaction Agreements may lead to inconvenience or cost to you.</u>

The Subscription Agreement, Amended and Restated Investors' Rights Agreement, Amended and Restated Right of First Refusal and Co-Sale Agreement, and Amended and Restated Voting Agreement (collectively, the "Transaction Agreements") have forum selection provisions. These provisions require all disputes arising out of or based upon the Transaction Agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you, the investor.

<u>The Forum Selection clause in the Amended and Restated Bylaws may lead to inconvenience or cost to you.</u>

Unless the Company consents in writing to the selection of an alternative forum, and regardless of convenience or cost to you, the investor, the Amended and Restated Bylaws of the Company state that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

<u>Fee Shifting clauses in the Transaction Agreements may lead to cost to you or the Company.</u>

For all claims concerning or arising out of the Transaction Agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. However, if your claim is successful, you may be entitled to recover the costs and attorneys' fees you incurred when bringing the claim.

<u>We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.</u>

If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

<u>Outstanding Notes</u>

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2021 Note Amendment") by and between the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow certain outstanding notes to be sold to a third party; (ii) agreed to negotiate and convert certain outstanding amounts of the notes to Series A Preferred Stock in the Company; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1, 2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months. To date, the notes have not been declared to be in default.

<u>The Company may provide additional or different information to investors in one or more subsequent offerings.</u>

The Company plans to conduct offerings subsequent to the Offering to meet its capital needs. In connection with future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures will be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to

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future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company.

<u>While the Company has some contracts, the Company is spending significant time and resources with no contractual commitment from our potential customers.</u>

Although we have revenue generating contracts with some customers, we are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, and as of December 31, 2023, the Company has obtained no binding commitments to purchase its products or enter into a royalty-bearing license with respect to its technologies.

<u>Absence of public market.</u>

There is no formal public market for the Shares and no such market can be expected to develop following completion of the Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company is exploring a potential initial public offering and registration of the Shares but currently has no definitive plans or timeline.

<u>Your ability to transfer your shares will be limited.</u>

Your shares will be subject to transfer requirements and restrictions. All investors will be subject to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees and a "Market Stand-off" agreement in the event of a proposed public offering. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third-party transferee to transfer their shares in the future, or may require you and third-party transferees to incur additional costs to effectuate a share transfer. Further, transferees will be required to sign onto the same agreements as other purchasers of preferred stock and will also be subject to the restrictions in those agreements. Accordingly, the market price for our Series B Preferred Stock could be adversely affected.

<u>The Company has not obtained a recent independent valuation.</u>

We have not obtained a recent independent valuation of the Company. Therefore, it is possible the price per share of Series B Preferred Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2015 Equity Incentive Plan after obtaining an independent 409A valuation, with the most recent grant of stock options occurring on September 20, 2023, at a Board-determined fair market value price of $3.10 per share for the Company's common stock.

<u>The amount raised in this Offering may include investments from company insiders or immediate family members.</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this Offering.

<u>There are other unidentified risks.</u>

The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

HyperSciences, Inc.

By   /s/ *Mark C. Russell*

Name: HyperSciences. Inc.

Title: CEO (Chief Executive Officer) and Director

Exhibit A

FINANCIAL STATEMENTS
(Non-Audited Financials at this time.
Financials will be updated after 2024 Audit is completed, Q3, 2025 expected)

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